17011 Beach Blvd., Suite 1500
Huntington Beach, CA. 92647
April 18, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Foldera, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 23, 2007
File No. 333-139120

Ladies and Gentlemen:

Foldera, Inc. (the “Company”) hereby submits in electronic format for filing with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 2 to the captioned Registration Statement on Form SB-2, No. 333-139120 (the “Amendment”), for the registration of shares of the Company’s common stock to be offered by holders of common stock and warrants to purchase common stock under a selling stockholder resale prospectus, including one complete copy of the exhibits listed in the Amendment as filed therewith, which has been marked to reflect the changes effected in the Registration Statement by the Amendment.

Three courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Scott Anderegg, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the SEC by letter, dated February 16, 2007, as discussed below. The Amendment also includes the Company’s audited consolidated financial statements for the year ended December 31, 2006.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

As we have previously advised the staff, the Company wishes to be in a position to request acceleration of the effective date of the Registration Statement on or before April 30, 2007, and respectfully requests the staff to convey any comments it may have on the Amendment no later than April 27, 2007, to allow us to meet this schedule.

Risk Factors, page 4

Comment No. 1: In response to the staff's comment, the $11,117,316 net loss for the twelve months ended December 31, 2006 and the $19,354,094 accumulated deficit disclosed in the risk factors on page 5 have been updated to correspond with the amounts disclosed in our Consolidated Balance Sheet on page F-3.

Management’s Discussion and Analysis or Plan of Operations, page 14

Comment No. 2: In response to the staff's comment, following are some of the highlights of our contingency plans for reducing operating expenses during the next twelve months:

a.
We are considering reducing payroll and payroll related costs by approximately $65,000 a month by outsourcing a portion of our software development work to India. We are currently negotiating a contract with a software development company in India and the transition is currently in progress. We anticipate making a final decision on implementing this portion of our contingency plan by the end of June 2007.

b.	We have terminated our relationship with two consultants, which is expected to save us approximately $20,000 a month in cash.

c.	We are considering reducing our investor relations related expenses by approximately $15,000 a month.

d.	We have eliminated the $2,500 monthly cash payment to the independent members of our board of directors until we are on a cash flow breakeven basis.

e.	We anticipate total cash savings of approximately $100,000 a month.

The Company is disclosing the above plan in Note 2. Summary of Significant Accounting Policies, “Going Concern” on page F-12 of the 2006 audited financial statements.

Comment No. 3: In response to the staff’s comment, we have completed our audit for the year ended December 31, 2006 and we have revised our 10-KSB based on the 2006 audited financial statements. All amounts in the Management’s Discussion and Analysis (pages 20 and 21 in the 10-KSB and pages 19 and 20 of the amendment) have been reconciled to the financial statements starting on page F-3.

Liquidity and Capital Resources, page 20

Comment No. 4: In response to the staff’s comment, we concur with the staff’s position and the Prepaid Investors Relations and Payment to Shareholders of Expert Systems, Inc. have been reclasified as expense based on a conservative approach to expensing or capitalizing transaction costs and on our responses to the staff’s Comment Nos. 45 and 54 dated December 29, 2006. These items are now part of operating expenses for the year ended December 31, 2006. As a result of this reclassification, we have removed the separate line items from the cash flow from operations, since these items are now included in the net loss.

Comment No. 5: In response to the staff’s comment, we have a going concern opinion and this disclosure is included in Note 2 on pages F-10 and F-12 of the 2006 audited financial statements.

Recent Developments, page 21

Comment No. 6: In response to the staff’s comment, additional shares of common stock were issued on November 8, 2006 and additional warrants to purchase our common stock were issued on November 9, 2006. This information is disclosed in the Recent Developments section of the 10-KSB on page 24 and page 22 of the amendment and “Note 6. Stockholder’s Equity” on page F-13 of the amendment. Please also see response to comment number 25 below.

Market Research, page 29

Comment No. 7: As requested by the staff, we are submitting herewith two copies of the report of Grant Thornton cited in the Registration Statement and not previously delivered to you, for your review as supplemental information. In accordance with Rule 418(b) under the Securities Act, we respectfully request, that the report be returned to the Company when the staff has completed its review. To expedite your review, the Grant Thornton material is appropriately marked to highlight the applicable portion or section containing the statistical data and we have cross-referenced it to the corresponding location in the Amendment. We have removed references to studies or reports conducted by IBM Research and, accordingly, have not submitted copies of such studies or reports.

Please also be advised that the source of each statistic is publicly available without cost or at a nominal expense. Accordingly, we do not believe that the consent of any third party is required pursuant to Rule 436 under the Securities Act or Item 601(b)(23) of Regulation S-B.

Competition, page 35

Comment No. 8: In response to the staff’s comment, the competitive environment disclosure has been redrafted with the following information on page 6 of the 10-KSB and page 39 of the amendment.

Competition

The messaging and collaboration software industry is highly competitive and we expect this competition to intensify in the future. The industry is characterized by rapidly changing technologies and customer demands for newer and better software applications and product functionality. Our competitors could develop products and technologies that could render our products and technologies obsolete. Many of our competitors have considerably greater resources, including financial and software development personnel, marketing and sales capacity, established distribution networks, significant goodwill and global name recognition. As a result, these competitors may be in a better position than the Company to respond quickly to, or significantly influence, rapid technological change and changes in consumer demand. If the Company is unable to compete effectively in the messaging and collaboration software industry, the Company may not increase revenues or achieve profitability.

Competition in the messaging and collaboration software industry is characterized by several key factors, including the following:

1.	Rapid changes in technology and customer requirements. New opportunities for existing and new competitors can quickly render existing technologies and products obsolete or less valuable.

2.	Relatively low barriers to entry. Startup capital requirements for software companies can be very small and software distribution over the Internet is inexpensive and easily outsourced.

3.	Significant price competition. Direct distribution of competing products, particularly over the Internet, may cause prices and margins to decrease in traditional sales channels.

4.
Consolidations and mergers. Software companies and their individual products have a high rate of mergers, product line sales and other transfers and consolidations. As a consequence, there is a tendency to have a higher concentration of able competitors within the industry.

Other key factors that may influence competition about which we are currently unaware could arise in the future.

In addition to the foregoing, a slowdown affecting the general growth in demand for messaging and collaboration software and related products and services could harm the Company’s revenue and prospects for achieving profitability. The markets for the Company’s products and services depend on economic conditions that affect the broader software and technology related markets. Downturns in any of these markets may cause end users to delay adoption of the Company’s products and services. Customers may experience financial difficulties, cease or scale back operations or reverse prior decisions to adopt the Company’s products and services. As a result, the Company could experience longer product sales cycles and pressure from the market to reduce prices. A reduction in prices could cause the Company to realize lower revenues and margins.

Continuing changes in technology and industry standards could render the Company’s software products unmarketable or obsolete. The markets for the Company’s products change rapidly because of technological innovation, changes in customer requirements, declining prices and evolving industry standards. New products and technologies often render existing technology oriented products, services or infrastructure obsolete, too costly or otherwise unmarketable. The Company’s success depends on its ability to introduce innovations in its products, integrate new technologies into its application on a timely basis. There is no guarantee that the Company will be successful in achieving these goals or that it will do so in a manner that is sufficiently timely to ensure that the Company is able to successfully compete for customers and market share. Additionally, if the Company fails to incorporate the features, performance criteria and security standards in its product and services that customers require, market acceptance of its products may not materialize or may be significantly delayed and the Company’s revenues may level off or decline as a consequence.

Technological advances also require the Company, on a continuing basis, to commit substantial resources to acquiring and applying new technologies for use in its products and services. Product development for Software as a Service (SaaS) products requires substantial lead time for development and testing. If the Company does not commit resources to developing and selling products incorporating new technologies at the rate demanded by the Company’s markets, its products and services may be rendered obsolete, revenues could suffer and the Company may not achieve profitability. Even if the Company does develop new or enhanced products and services, the Company cannot guarantee that these products will gain acceptance in the marketplace. Failure of any of these products and services could adversely affect revenues and prevent the Company from achieving profitability.

The Company believes that the distinctive features of its products differentiate it from competing products, thereby enabling it to remain competitive. The Company’s policy is to develop its own core software, while hardware and other software application are outsourced from third-party vendors. The Company believes this policy enables it to adopt new products and application features sets and to develop and integrate new solutions expediently into the marketplace.

The competitive factors described above may have a material adverse effect on the Company’s future operating results, including reduced profit margins and loss of market share. Accordingly, there can be no assurance that the Company will be successful in its ability to enhance current products and develop and introduce future product attributes that will achieve market acceptance. The Company’s future is largely dependent o the development of new product feature sets for its messaging and collaboration software offering. Because the Company is a development-stage company, these products and services are still in varying stages of development and there can be no assurance that the development of the products and services will be successfully launched or completed on a timely basis.

We face competition from other messaging and collaboration service providers, including companies that are not yet known to our management. We compete with Internet companies, particularly in the areas of email and instant messaging, and we may also compete with companies that sell products and services online because these companies are attempting to attract users to their web sites to search for information about products and services. Many of our competitors have more employees and cash reserves than we have. Many of our competitors also have longer operating histories and more established relationships with customers and can use their experience and resources in a variety of competitive ways against us, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and web sites. Some of our competitors may have a greater ability to attract and retain users than we do due to their broader range of content, products and services. If our competitors are successful in providing a similar or better messaging and collaboration application compared to our application or are able to leverage their platforms to make their services easier to access, we could experience a significant decline in user traffic. Any such decline in traffic could materially and adversely affect revenues and prevent the Company from achieving profitability.

 We also compete with destination web sites that seek to increase their search-related traffic. These destination web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users will need to access our services through Internet access providers, our users will have direct relationships with these providers. If an access provider or a computer/computing device manufacturer offers online services that compete with our services, the user may find it more convenient to use the services of the access provider or manufacturer than those of the Company. Additionally, the access provider or manufacturer may make it difficult to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than us in tailoring services and advertisements to the specific tastes of the user.

Finally, there has been a trend toward industry consolidation among our competitors, and smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic, any resulting decline in traffic could materially and adversely affect our revenues and profitability.

Executive Compensation, page 30

Comment No. 9: In response to the staff’s comment, Foldera has provided the director compensation disclosure required by Item 402(f) of Regulation on page 36 of the 10-KSB and page 46 of the amendment.

Comment No. 10: In response to the staff’s comment, the Company has removed the paragraphs entitled “Options/SAR Grants in Fiscal Year Ended December 31, 2005” and “Aggregated Option/SAR Exercises in Fiscal Year Ended December 31, 2005 and Fiscal Year End Option/ SAR Values,” because the existing tables, including the information referenced in the response to Comment No. 9 above, contain the disclosure required by Item 402 of Regulation S-B.

Management’s Discussion and Analysis or Plan of Operations, page 16

Financial Statements

Comment No. 11: In response to the staff’s comment, as supplemental information, we are enclosing with this letter to the staff a schedule that details each issuance of common stock, warrants to purchase common stock and common stock options granted from inception to present in chronological order, including all details as requested by the staff.

Audited Financial Statements

Note 5. Stockholder’s Equity - Restated, page F-14

Comment No. 12: In response to the staff’s comment, we have disclosed the fair value of all warrants charged to operations for the year ended December 31, 2006. We refer the staff to “Note 6. Stockholder’s Equity” on pages F-13 thru F-18 of the amendment for the added language related to the fair value of warrants.

Unaudited Financial Statements

Consolidated Balance Sheet - Restated, page F-24

Comment No. 13: In response to the staff’s comment, Trilogy Capital Partners has not been directly involved with any of our private placement offerings. Instead, Trilogy Capital Partners has provided us with corporate investor relations and marketing services. All cash paid to Trilogy Capital Partners has been booked to operating expense.  The warrants issued to Trilogy Capital Partners were fair valued upon issuance and the related expense has been amortized over the service period.  The contract with Trilogy Capital Partners was cancelled on October 3, 2006 and, in line with the terms of the cancellation agreement and settlement, 1,535,000 of the warrants originally issued to Trilogy Capital Partners were transferred and assigned to Corporate Communications Network (CCN) who replaced Trilogy Capital Partners as our investor relations and marketing services consultant. The contract term with CCN ends on October 18, 2007 and, therefore, the unamortized $132,312 amount of the warrants transferred to CCN appears in our December 31, 2006 Consolidated Balance Sheet as a Stockholders’ Equity item; please refer to page F-3.

Comment No. 14: In response to the staff’s comment, the title “prepaid cost of acquiring capital” has been revised as “Shares to be issued” on the Consolidated Balance Sheet. We refer the staff to page F-3 of the Consolidated Balance Sheet.

Note 4. Related party Transactions - Restated, page F-34

General, page 19

Comment No. 15: In response to the staff’s comment, we refer you to page 21 "Recent Developments" and item 2 "Note 6 Stockholders’ Equity," page F-16 page, where we have revised the disclosure to reflect the fair value of shares issued to CFO 911, of $150,000, as payment for the success fee which was charged to operations for the year ended December 31, 2006.

Comment No. 16: In response to the staff’s comment, we would like to clarify that the $120,000 consulting fee paid in cash and the stock issued to Mr. Dash were charged to operations during the twelve months ended December 31, 2006. We refer the staff to the Related-Party Transactions on page F-11 for a more complete explanation of the fees earned and paid to Mr. Dash. The fair value of the shares issued to Mr. Dash has been revised based on the date the milestone was achieved, which was June 15, 2006. The amended fair value for the shares is $882,000. These shares were charged to operating expenses during the year ended December 31, 2006 and disclosed on page F-17, item 8 of "Note 6 Stockholder’s Equity" in the amendment.

Note 5. Stockholder’s Equity - Restated, page F-35

Comment No. 17: In response to the staff’s comment, we have reviewed the relevant paragraphs of FAS 123-R and believe that the accounting used for the issuance of warrants disclosed in items 1, 4 and 6 on page F-35 and F36 is correct. Per paragraph 7, “…if the fair value of the equity instruments issued in a share based payment transaction with nonemployees is more reliably meausrable than the fair value of the consideration received, the transaction shall be measured based upon the fair value of the equity instruments used.” The Company reviewed the consideration and deemend the fair value of the equity instruments issued to be a more reliable measure of fair value.

At the time of issuance of the warrants, the Company was a nonpublic entity, but did have 25,569,100 shares bought and sold in private placements so that a nascent internal market for the shares had developed. The Company determined that it could use the historical volatility of those transactions as an estimate of expected volatility. Per paragraphs 23 and A43 to A48 of FAS 123-R, this is one solution to the nonpublic entity estimate of expected volatility.

There was no public trading of our stock prior to the completion of the reverse merger in February 2006, but, as mentioned in the prior paragraph, shares were issued in private placements. In those private placements, the Company’s stock was sold at a consistent price. The Company issued its 25,569,100 shares of common stock from October 2005 through February 2006 at $0.50 per share in multiple traunches. Given that the price was the same in each of the private placement transactions, there was no price volatility. Consequently, there was no expected price volatility at that time. The Company has chosen a deminimus volatility value of .001% to reflect the negligible volaitility in the shares of the stock.

Comment No. 18: In response to the staffs comment, we have updated our financial statements based on our December 31, 2006 audited financial statements. Therefore, the September 30, 2006 numbers have been removed and replaced. During the year ended December 31 2006, 23,517,476 shares were issued and 16,667 shares plus the penalty shares for the third private placement investors still remain to be issued. These unissued shares are listed on the line item “Shares to be issued” on the Consolidated Balance Sheet for the year ended December 31, 2006. Please refer to page F-3.

Comment No. 19: In response to the staff’s comment, the payment made to the shareholders of the Expert Systems was part of the reverse acquisition transaction cost and was expensed based on a conservative approach to expensing or capitalizing transaction costs. We refer to the staff’s guidance issued on March 31, 2001, Section I. (F), “Reverse Acquisitions - Accounting Issues.” In the fourth paragraph, which concerns transaction costs, “…an operating company's reverse acquisition with a nonoperating company having some cash has been viewed by the staff as the issuance of equity by the accounting acquirer for the cash of the shell company. Accordingly, we believe transaction costs may be charged directly to equity only to the extent of the cash received, while all costs in excess of cash received should be charged to expense.” Accordingly, the Company has chosen to expense all of the Expert Systems, Inc. transaction costs.

In addition, we have revised our disclosure in our 2006 audited financial statements. Please refer to “Recent Developments” page 21.

Comment No. 20: In response to the staff’s comment, we have revised our disclosure in the Statement of stockholder’s deficit/equity (see page F-5) to properly reflect the cost of options granted to consultants disclosed in item 5 on page F-20 and in the second paragraph under the “Impact of Adoption of SFAS 123-R” on page F-19 as follows:

During the year ended December 31, 2006, 200,000 stock options were granted to consultants. 33,333 of these options were vested as of December 31, 2006 and the Company recorded $4,290 in expenses related to these options.

Note 8. Stock-Based Compensation - Restated, page F-37

Impact of Adoption of FAS No. 123-R in Q3 2006, page F-39

Comment No. 21: In response to the staff’s comment, we have removed the pro-forma information from our 2006 audited financial statements.

Comment No. 22: In response to the staff’s comment, we have removed the duplicative assumptions used in estimating the fair value of stock options granted during the year ended December 31, 2006. We refer the staff to page F-21.

Comment No. 23: In response to the staff’s comment, we confirm that we adopted FAS 123-R as of January 1, 2006 and we have revised our disclosure to this effect in our 2006 audited financial statements. We refer the staff to page F-20.

Significant Assumptions Used to Estimate Fair Value, page F-40

Comment No. 24: In response to the staff’s comment, we have reviewed the relevant paragraphs of FAS 123-R. At the time of issuance of the warrants, the Company was a nonpublic entity, but did have 25,569,100 shares bought and sold in private placements so that a nascent internal market for the shares had developed. The Company determined that it could use the historical volatility of those transactions as an estimate of expected volatility. Per paragraphs 23 and A43 to A48 of FAS 123-R, this is one solution to the nonpublic entity estimate of expected volatility.

There was no public trading of our stock prior to the completion of the reverse merger in February 2006, but, as mentioned in the prior paragraph, shares were issued in private placements. In those private placements, the Company’s stock was sold at a consistent price. The Company issued its 25,569,100 shares of common stock from October 2005 through February 2006 at $0.50 per share in multiple traunches. Given that the price was the same in each of the private placement transactions, there was no price volatility. Consequently, there was no expected price volatility at that time. The Company has chosen a deminimus volatility value of .001% to reflect the negligible volaitility in the shares of the stock.

Further, as it relates to the staff’s comment concerning the expected term of the options, we reviewed the guidance in paragraphs A26 - A30 of FAS 123-R and we also considered question 6 of Topic 14:D.2 of SAB 107 to estimate the expected term of the options. Based on our findings, we have recharacterized the options issued as “Plain-Vanilla Options” and we have recalculated the fair value of the options based on the simplified method to estimate the expected term of the options granted.

        We have disclosed our basis for the expected volatility and expected term in our 2006 audited financial statements. Please refer to Note 7 “Stock-Based Compensation” to the Consolidated Financial Statements on page F-19.

Note 10. Subsequent Events - Restated, page F-43

Comment No. 25: In response to the staff’s comment,
(a)  Price Protection. As reported in our Amendment No. 1 to Current Report on Form 8-K filed with the SEC on March 30, 2007, we entered into an oral agreement with Brookstreet Securities Corporation (“Brookstreet”), the exclusive placement agent for our private placement which closed in August 2006 (the “August 2006 Private Placement”), on or about August 14, 2006, pursuant to which we agreed to provide to the investors in the August 2006 Private Placement price-protection for any equity issuances within three months of the final closing of the August 2006 Private Placement. Pursuant to this price-protection commitment, we agreed that if we issued any additional equity securities for less than $2.25 per share (an “Additional Issuance”) within three months of the final closing of the August 2006 Private Placement, the investors in the August 2006 Private Placement would receive additional shares of our common stock and additional warrants to purchase shares of our common stock, and the exercise price of the investors’ outstanding warrants to purchase shares of our common stock would be reduced, as if such investors had originally participated in such Additional Issuance. A summary of this oral agreement was filed as Exhibit 10.2 to our Amendment No. 1 to Current Report on Form 8-K filed with the SEC on March 30, 2007.

The following example illustrates the price protection commitment that we made to the investors in the August 2006 Private Placement. Assume that the Company issues, within three months of the final closing of the August 2006 Private Placement, additional shares of its common stock for $1.50 per share and additional warrants to purchase shares of its common stock at an exercise price of $1.50 per share.  If an investor in the August 2006 Private Placement purchases 1,000 shares of the Company's common stock at $2.25 per share (i.e., total consideration of $2,250), and receives a warrant to purchase 500 shares of the Company's common stock (i.e., 50% warrant coverage) at an exercise price of $2.25 per share, that investor would be entitled, pursuant to the Company's price-protection commitment, to receive an additional 500 shares of the Company's common stock (i.e., $2,250 divided by $1.50 equals 1,500 shares of common stock, then subtract the 1,000 shares of common stock previously received) and an additional warrant to purchase 250 shares of the Company's common stock (i.e., 50% multiplied by 1,500 shares of common stock equals a warrant coverage of 750 shares of common stock, then subtract the warrant coverage of 500 shares of common stock previously received) at an exercise price of $1.50 per share.  In addition, the exercise price of that investor's outstanding warrant to purchase 500 shares of the Company's common stock would be reset from $2.25 per share to $1.50 per share.  As a result, that investor would hold an aggregate of 1,500 shares of the Company's common stock at an effective purchase price of $1.50 per share, and warrants to purchase 750 shares of the Company's common stock at an effective exercise price of $1.50 per share.

In the August 2006 Private Placement, we issued an aggregate of 1,957,917 shares of our common stock at a purchase price of $2.25 per share, for gross proceeds of $4,405,315.25, and three-year warrants to purchase up to a maximum of 978,959 shares of our common stock, or fifty percent (50%) warrant coverage, at an exercise price of $2.25 per share.

On October 19, 2006, we issued in a private placement 4,166,667 shares of our common stock at a purchase price of $1.08 per share and five-year warrants to purchase up to an aggregate of 2,083,334 shares of our common stock at an initial exercise price of $1.75 per share (the “October 2006 Private Placement”). The October 2006 Private Placement constituted an Additional Issuance for purposes of our price-protection commitment to the investors who participated in the August 2006 Private Placement. Accordingly, in November 2006 we issued to those investors an aggregate of 2,121,079 additional shares of our common stock and warrants to purchase an additional 1,060,536 shares of our common stock at an exercise price of $1.75 per share. We issued 2,121,079 additional shares of our common stock because such investors would have received an aggregate of 4,078,996 shares if the purchase price in the August 2006 Private Placement was reduced from $2.25 per share to $1.08 per share (the per share price paid in the October 2006 Private Placement), and we issued warrants to purchase an additional 1,060,536 shares of our common stock to provide such investors with fifty percent (50%) warrant coverage based on the as-adjusted total number of shares issued in the August 2006 Private Placement. In addition, we reset the exercise price of the outstanding warrants to purchase 978,959 shares of our common stock held by those investors from $2.25 per share to $1.75 per share.

As a result of the issuance of additional shares of our common stock to the investors who participated in the August 2006 Private Placement at an effective purchase price of $1.08 per share, we issued to Brookstreet in November 2006 warrants to purchase an additional 318,162 shares of our common stock at an exercise price of $1.08 per share, and reset the exercise price of the outstanding warrants held by Brookstreet from $2.25 per share to $1.08 per share, as required by the terms of our placement agency agreement with Brookstreet. Pursuant to this placement agency agreement, Brookstreet was entitled to receive warrants to purchase an aggregate of fifteen percent (15%) of the total number of shares issued in the August 2006 Private Placement, or 611,848 shares of our common stock, at a per share exercise price equal to the price per share paid for our shares of common stock in the August 2006 Private Placement.

(b) Waiver of Registration Rights. Each investor who participated in the August 2006 Private Placement was granted registration rights pursuant to a subscription agreement, the form of which was filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on August 22, 2006. Section 5(b) of the subscription agreement provides as follows:

“If the Company fails to (i) file the Registration Statement with the SEC on or prior to 45 days after the final Closing Date, (ii) obtain effectiveness of the Registration Statement by the SEC on or prior to 120 days after the final Closing Date, or (iii) maintain effectiveness of the Registration Statement for 12 months after the date of effectiveness, the Company shall be obligated to issue to the undersigned additional Shares computed as follows: on the first day that the Company has failed to file, or to obtain or maintain the effectiveness of, the Registration Statement, as the case may be (the “First Determination Date”), the Company shall determine the number of Shares entitled to the benefit of the registration rights set forth in this Section 5 that are held by the undersigned (the “Subject Shares”). Within 30 days following the First Determination Date, the Company shall issue to the undersigned such number of Shares equal to 1% of the number of Subject Shares (the “Penalty Shares”). Penalty Shares shall also be issuable upon the expiration of each week following the First Determination Date during which the Company has continued to fail to file, or to obtain or maintain the effectiveness of, the Registration Statement, as the case may be (the expiration date of each such week being a “Subsequent Determination Date”). The number of Penalty Shares issuable following each Subsequent Determination Date shall be determined and issued in accordance with this section on the same basis applicable to the First Determination Date; provided, however, that Penalty Shares previously issued to the undersigned shall be excluded from the calculation of Subject Shares. Notwithstanding the foregoing, the Company shall not be obligated to issue to the undersigned pursuant to this paragraph an aggregate number of Penalty Shares greater than 10% of the number of Subject Shares originally subscribed for and held by the undersigned.”

On or about October 3, 2006, we entered into waiver agreements with each of the investors who participated in the August 2006 Private Placement, pursuant to which each investor waived the requirement that we file a registration statement on or prior to October 13, 2006, which was forty-five (45) days after the final closing of the August 2006 Private Placement. Pursuant to these waiver agreements, we agreed to file a registration statement (a) on or prior to November 15, 2006 if we failed to close an additional private placement on or prior to October 31, 2006, and (b) within 60 days after the closing of an additional private placement provided that such additional private placement closed on or prior to October 31, 2006. In the absence of such waiver agreements, we would have been required to divert our attention from the closing of our fourth private placement, which closed on October 19, 2006, to the preparation and filing of the registration statement on or prior to October 13, 2006.

We were not obligated to pay any penalties under the various subscription agreements at the time we entered into the waiver agreements with each of the investors who participated in the August 2006 Private Placement. As discussed above, the waiver agreements were entered into on or about October 3, 2006, and we were not obligated under the subscription agreements to file the registration statement until October 13, 2006. Accordingly, we did not view the issuance to these investors of an additional 2,121,079 shares of our common stock and warrants to purchase an additional 1,060,536 shares of our common stock, which was required by the terms of our price-protection commitment, as a material component of these waiver agreements. In the absence of such waiver agreements and upon our failure to file the registration statement on or prior to October 13, 2006, we would have been required to issue additional shares to the investors who participated in the August 2006 Private Placement in an amount equal to one percent (1%) of the number of shares subject to the benefit of such investors’ registration rights.

We acknowledge that certain of our disclosures have indicated that we issued to the investors who participated in the August 2006 Private Placement an aggregate of 2,121,079 additional shares of our common stock and warrants to purchase an additional 1,060,536 shares of our common stock at an exercise price of $1.75 per share, and reset the exercise price of such investors’ outstanding warrants to purchase 978,959 shares of our common stock from $2.25 per share to $1.75 per share, at least partially as consideration for the waiver by such investors of their registration rights. After internal review and discussions with special legal counsel, we believe that those disclosures were incorrect and we have filed our Amendment No. 1 to Current Report on Form 8-K on March 30, 2007 to correct those disclosures. We have also revised our discussion of these matters in the Amendment.

Since the additional shares and warrants were issued to the August 2006 Private Placement investors and the related broker was part of an equity transaction and required by the terms of our price protection commitment, we recorded the additional shares at the par value as we did not received any additional consideration for these additional shares. In addition, we calculated the fair market value of 1,060,536 additional investor and 318,162 broker warrants of $1,298,320 on the grant date using the Black Scholes Model and considered these warrants as part of the original issuance to be recorded as net of the gross proceeds received as part of the August, 2006 Private Placement. The terms of the additional warrants were the same as that of the original warrants and were issued as required by the terms of our price protection commitment and not as part of waiver of registration rights. Therefore, the provisions of EITF 00-19 are not applicable.

The subsequent reset in exercise price of the original warrants issued to the August 2006 Private Placement investors and related broker triggered the recalculation of the fair value of original warrants. But, as those warrants were part of the equity financing and recorded as net of the gross proceeds received, it has no impact on our financial statements for the year ended December 31, 2006

Through December 31, 2006 and up to the date of this letter, we are unable to meet the deadline to get our registration statement effective and, therefore, we recorded penalty shares of $326,657 as shares to be issued based on its third private placement registration rights agreement and $450,000 as liquidated damages based on its fourth private placement registration rights agreement. We classified the third private placement penalty shares as an expense and equity as the settlement is only in shares as per the terms of the agreement and the fourth private placement liquidated damages were classified as expense and liability as the settlement is either in cash or shares or a combination of both. The penalty shares and liquidated damages are recorded as part of December 31, 2006 audited financial statements.

Consent of Independent Registered Public Accounting Firm

Comment No. 26: In response to the staff’s comment, we have confirmed that the report date on the auditors’ consent included as Exhibit 23.1 to the Amendment is correct based on the audited consolidated financial statements for the year ended December 31, 2006 included in the Amendment.

Undertakings, page II-5

Comment No. 27: The undertakings on page II-5 of the Amendment have been revised to track the language for undertakings for an offering relying on Rule 430C.

Form 10-

Comment No. 28: The Company has updated the December 31, 2006 10-KSB with all applicable disclosures and revisions, reflecting the staff’s comments in its February 16, 2007 letter.

Comment No. 29: In all future filings, the CEO and CFO certifications included as Exhibits 31.1 and 31.2 to the Company’s periodic filings will track exactly the language set forth in Item 601(b)(31) of Regulation S-B, to use the phrase “small business issuer” in paragraphs 3, 4 and 5.

Concluding Notes

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. At the time of the request, the Company will furnish a letter acknowledging the Commission’s position with respect to declaration of effectiveness and staff comments. The Company does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the National Association of Securities Dealers, Inc. clearing the underwriting compensation arrangements for the offering will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (714-766-8712).

Very truly yours,

Foldera, Inc.
Reid Dabney
Chief Financial Officer

Enclosures

cc:  H. Christopher Owings, Esq.
   Assistant Director, Division of Corporation Finance
   Scott Anderegg, Esq.
   Staff Attorney, Division of Corporation Finance

   Ms. Ta Tanisha Henderson
   Accountant, Division of Corporation Finance

   Mr. Spencer Feldman
   Mr. Joshua Dean
   Mr. Hamid Kabani